August 13, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (415) 477-2094

Mr. Thomas S. Olinger, Chief Financial Officer
AMB Property, L.P.
Pier 1, Bay 1
San Francisco, CA   94111

RE: AMB Property, L.P.
File No. 001-14245
Form 10-K for the year ended December 31, 2008

Dear Mr. Olinger:

We have completed our review of your Form 10-K and related filings. This letter confirms our telephone conversation on Thursday, August 13, 2009, that in future filings, you will expand your disclosure to include the basis for your conclusion that both the redeemable common and preferred operating partnership units are classified as permanent equity at both the REIT and the OP level. The expanded disclosure should include your conclusion regarding any conflict in fiduciary duties between the REIT and the OP with respect to a redemption request or the decision to settle any such redemption request in cash or common shares of the REIT.

Other than the above, we have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant